FORM 3

OMB APPROVAL

OMB Number: 3235-0104
Expires: January 31, 2005
Estimated average burden
hours per response . . . 0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name **and** Ticker or Trading Symbol
BICKEL DANIEL R. (Last) (First) (Middle)	10/31/02	TORVEC, INC. ("TOVC")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

X Director ___10% Owner
___Officer (give title below) ___Other (specify below)

_____

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

39 WHIPPLETREE RD
(Street)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

FAIRPORT   NEW YORK   14450
(City)   (State)   (Zip)

Table I – Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
.$.01 par value common stock	100*	I	Individual Retirement Account

*Shares owned in Individual Retirement Account

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
***If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

**Persons who respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

(Over)

SEC 1473 (7-02)

FORM 3 (continued)   TABLE II—Derivative Securities Beneficiary Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

___/S/ DANIEL R. BICKEL____   _10/31/02__
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    S*ee* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.